[Savient Letterhead]

December 2, 2008

By EDGAR Submission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 6010
Washington, DC 20549

Attention: Mr. Bryan Pitko

Re:	Savient Pharmaceuticals, Inc.
Form 10-K for the Year Ended December 31, 2007
Filed March 14, 2008
File No. 000-15313

Ladies and Gentlemen:

This letter is in response to the letter to Savient Pharmaceuticals, Inc. (“we” or the “Company”) dated November 10, 2008 from Jeffrey Riedler, Assistant Director, on behalf of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), to Christopher G. Clement, our former President and Chief Executive Officer. We request that you direct future correspondence to Paul Hamelin, who was appointed President of the Company last month, and the undersigned. The responses below are keyed to the numbering of the comments and the headings used in the Staff’s letter.

In response to the Staff’s comments regarding our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “2007 Form 10-K”), we advise you as follows:

Form 10-K for the Year Ended December 31, 2007

Item 1. Business

Manufacturing, Supply, and Distribution Agreements, page 6

1.       We note that you have entered into material agreements with BTG-Israel, NOF Corporation, and Enzon Pharmaceuticals in relation to the manufacture of pegloticase. Please disclose the following information about each agreement:

  Minimum purchase requirements;

  Exclusivity provisions;

  All other material terms.

U.S. Securities and Exchange Commission
December 2, 2008

Response:

We acknowledge the Staff’s comment and have prepared the proposed revised disclosure set forth below to be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”), which we will update as appropriate to reflect the completion of our 2008 fiscal year.

Please note that we propose to disclose our minimum purchase requirements in the form of aggregate committed expenditures under our agreement with BTG-Israel, and we propose not to disclose the actual product quantities that correspond to our committed expenditures under this agreement. We believe that the disclosure of specific quantities of product we will order and our suppliers will supply at various stages of clinical development and following commercial launch would result in significant competitive harm to our company. If this information were publicly available, our competitors would be able to gain valuable insight into our cost structure and plans for the product, as well as our suppliers’ manufacturing abilities. We believe that with such knowledge, our competitors may be able to gauge sensitive cost, status and timing information related to our and our supplier’s efforts, along with our competitive strategies with respect to the future of the pegloticase product candidate. We also do not believe that our precise product quantity purchase commitments are necessary to an investor’s understanding of the material terms and purpose of the agreement.

Please also note that the minimum purchase requirements provided in each of our proposed revised disclosures are included in aggregate within the purchase commitment obligations line item of our contractual obligations table within Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations in our 2007 Form 10-K.

Additionally, please note that we have recently entered into a commercial supply agreement with Enzon Pharmaceuticals that supersedes the short-term transitional services agreement with Enzon described in the 2007 Form 10-K. We filed this agreement, together with a request for confidential treatment, as Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (the “September Form 10-Q”). Accordingly, the proposed disclosure below reflects this recent development.

Proposed Revised Disclosure Regarding BTG-Israel Agreement:

“BTG-Israel

We have entered into arrangements with our former global biologics manufacturing business, BTG-Israel, to serve as the initial primary bulk active pharmaceutical ingredient, or API,

U.S. Securities and Exchange Commission
December 2, 2008

manufacturer of pegloticase, for the remaining clinical development program and for initial commercial supply of product, as well as to provide the regulatory support required of a contract manufacturer with respect to the biologics licensing application, or BLA, filing that will be necessary for the approval of the product. All clinical supplies of pegloticase required for the open label extension clinical study are manufactured and packaged and are being stored and distributed by a facility located in the United States. Pursuant to the BTG-Israel commercial supply agreement, we have agreed to certain minimum purchase obligations, the cost of which may decrease depending on our purchase requirements. These purchase obligations are based on an 18-month rolling forecast that we provide to BTG-Israel that sets forth the total quantity of bulk product that we expect to require during the 18-month period subject to the forecast. The first six months of each forecast represent a rolling firm irrevocable order. As of December 31, 2007, we were obligated to purchase product under this commercial supply agreement at a cost of approximately $4.1 million and $6.2 million during 2008 and 2009, respectively. During the year ended December 31, 2007, we also agreed to remit to BTG-Israel non-refundable fees for the reservation of manufacturing capacity associated with potential future orders of pegloticase. These capacity reservation fees, which totaled $4.5 million for the year ended December 31, 2007, were expensed as incurred as research and development expenses and may be applied to potential future orders for pegloticase. Our commercial supply agreement with BTG-Israel may not be terminated by either party until 2018. Beginning in 2015, either party may terminate the agreement with three years advance notice.”

Please note that the Staff has previously granted confidential treatment to certain portions of the agreement with BTG-Israel.

Proposed Revised Disclosure Regarding NOF Corporation Agreement:

“NOF Corporation

We entered into a non-exclusive supply agreement with NOF Corporation during 2007. Pursuant to the agreement, NOF has agreed to supply us with polyethylene glycol, or PEG, an ingredient in pegloticase, and we have agreed to make future minimum purchases of PEG. As of December 31, 2007, we are obligated to purchase PEG under this supply agreement at an aggregate cost of approximately $2.8 million through 2009. The

U.S. Securities and Exchange Commission
December 2, 2008

agreement with NOF has an initial term ending in May 2017. It may be terminated for convenience by either party with two years prior notice. If NOF terminates this agreement, in specified circumstances, we may have the option to require NOF to continue to supply PEG for four years following NOF’s notice of termination.”

Proposed Revised Disclosure Regarding Enzon Pharmaceuticals Agreement:

“Enzon Pharmaceuticals

In October 2008, we entered into a commercial supply agreement with Enzon Pharmaceuticals, Inc., or Enzon, that supersedes our prior services agreement with Enzon. Pursuant to the agreement, Enzon will fill, inspect, package, test and provide certain product support services for the final pegloticase product, if it is approved by the FDA. Under the new commercial supply agreement, we are obligated to purchase from Enzon an aggregate of approximately $1.8 million and $1.0 million of specified fill, inspect, package, test and support services for the final pegloticase product during 2009 and 2010, respectively, if it is approved by the FDA. The agreement with Enzon does not include any exclusivity provisions, and it may be terminated by either party subsequent to the first year of the agreement with 24 months prior notice, and by us in the event the FDA rejects our BLA or if our BLA is otherwise not approved prior to October 2010.”

Please note that the Staff has previously granted confidential treatment to certain portions of the agreement with Enzon.

2.       We note that you have entered into a license agreement with Mountain View Pharmaceuticals, Inc. and Duke University in relation to pegloticase. Please disclose the following information about this agreement:

  Aggregate payments to date;

  Aggregate potential milestone payments;

  Royalty provisions, including the percentage of royalties, if applicable;

  All other material terms.

Response:	We acknowledge the Staff’s comment and have prepared the following proposed revised disclosure to be included in the 2008 Form 10-K, which we will update as appropriate to reflect the completion of our 2008 fiscal year:

U.S. Securities and Exchange Commission
December 2, 2008

“Mountain View Pharmaceuticals, Inc. and Duke University

We maintain an exclusive royalty-bearing license agreement with Mountain View Pharmaceuticals, Inc., or Mountain View, and Duke University granting us rights to specified patents and pending patent applications directed to PEG-uricase (including pegloticase), as well as methods for making and using such uricases, and to make, use and sell such products. We also have the exclusive license to Puricase, a registered trademark of Mountain View. Under its terms, this license agreement remains in effect, on a country-by-country basis, for the longer of: ten years from the date of first sale of pegloticase in such country, or the date of expiration of the last-to-expire patent covered by the agreement in such country. The agreement requires us to pay to Mountain View and Duke quarterly royalty payments within 60 days after the end of each quarter based on that quarter’s net sales. The royalty rate for a particular quarter ranges between 8% and 12% of net sales based on the amount of net sales through such quarter. Under the agreement, we are also required to pay royalties of 20% for any sublicense revenues we receive during any quarter. The agreement requires us to make future aggregate milestone payments to Mountain View Pharmaceuticals and Duke University of $3.0 million if we attain specified pegloticase sales targets, and upon filing of an application for, and the attainment of, regulatory approval in a specified number of major global markets. As of December 31, 2007, we have made aggregate milestone payments of approximately $1.2 million to Mountain View and Duke in connection with the execution and one-year anniversary of the agreement, technology transfer, filing of an investigational new drug application for Puricase, and commencement of Phase 2 clinical trials. We may terminate this agreement with six months prior notice.”

Please note that the Staff has previously granted confidential treatment to certain portions of the agreement with Mountain View and Duke.

3.       We note that you have entered into an agreement with DSM Pharmaceuticals, Inc. in relation to the manufacture of Oxandrin tablets. Please disclose the following information about this agreement.

  Minimum purchase requirements;

  Exclusivity provisions;

  All other material terms.

U.S. Securities and Exchange Commission
December 2, 2008

Response:	We acknowledge the Staff’s comment and have prepared the following proposed revised disclosure to be included in the 2008 Form 10-K, which we will update as appropriate to reflect the completion of our 2008 fiscal year:

“Oxandrin

Through March 2005, G.D. Searle LLC, or Searle, a subsidiary of Pfizer Inc., manufactured and supplied our requirements for oxandrolone, which is the active ingredient in Oxandrin, pursuant to the terms of a manufacturing agreement that expired at that time. Under that agreement, we received the final oxandrolone shipment manufactured by Searle in the first half of 2006, and Searle may not produce oxandrolone for any other entity prior to October 2009. In 2007, due to the introduction of generic forms of oxandrolone tablets, we and Gedeon-Richter Ltd. amended an oxandrolone supply agreement to eliminate our future purchase commitment obligations and exclusivity obligations, and to permit us to purchase Gedeon-Richter’s then-existing oxandrolone inventory. In return, we paid Gedeon-Richter $0.9 million. Currently, DSM Pharmaceuticals, Inc. manufactures 2.5 mg and 10 mg Oxandrin tablets for us using the oxandrolone bulk supplied to us by Searle and Gedeon-Richter. We have an agreement with DSM that expires on December 31, 2010. We are not subject to any minimum purchase requirements or exclusivity obligations under our agreement with DSM.”

4.       We note that you have entered into a supply and distribution agreement with Watson Pharmaceuticals, Inc. in relation to oxandrolone. Please disclose the following information about this agreement:

  Aggregate potential payments;

  Minimum purchase requirements;

  Exclusivity provisions;

  All other material terms.

Response:	We acknowledge the Staff’s comment and have prepared the following proposed revised disclosure to be included in the 2008 Form 10-K, which we will update as appropriate to reflect the completion of our 2008 fiscal year:

“Oxandrolone

In June 2006, we entered into a supply and distribution agreement with Watson, pursuant to which we granted to Watson exclusive

U.S. Securities and Exchange Commission
December 2, 2008

U.S. distribution rights for our authorized generic of oxandrolone tablets, an Oxandrin-brand equivalent product, which will be manufactured and supplied to Watson through us. The distribution agreement with Watson has an initial term that expires December 2016 and may be terminated by either party after December 2010 with one year prior notice, by us if certain sales targets are not met, by Watson if we fail to supply certain quantities of oxandrolone tablets, and by Watson if it becomes affiliated with an entity that produces an equivalent generic of oxandrolone tablets. Our supply and distribution agreement with Watson provides for us to receive a significant portion of the gross margin earned by Watson on sales of oxandrolone. Additionally, the agreement requires us to sell oxandrolone to Watson at our cost. We are not subject to any minimum purchase requirements or exclusivity under this agreement.”

Item 15. Exhibits, Financial Statement Schedules, page 98

5.       We note that your agreements with NOF Corporation, Enzon Pharmaceuticals, and DSM Pharmaceuticals, Inc. have not been filed with your previous reports. Please amend your Form 10-K to file these agreements as exhibits to your filing or provide an explanation for why these agreements have not been previously filed.

Response:	In response to the Staff’s comment, we plan to file our agreement with NOF Corporation as an exhibit to a Current Report on Form 8-K in the near future. As noted above, we filed our current agreement with Enzon Pharmaceuticals as Exhibit 10.1 to the September Form 10-Q, and, as described above, this agreement supersedes all prior agreements with Enzon. We did not file our prior agreement with Enzon, which did not contain minimum purchase requirements or exclusivity provisions, because it was a short-term transitional services agreement of the type that ordinarily accompanies our business and upon which we were not substantially dependent. See Regulation S-K, Item 601(b)(10)(ii)(B). We have not filed our agreement with DSM Pharmaceuticals for the manufacture of Oxandrin tablets because it is of the type that ordinarily accompanies our business and upon which we are not substantially dependent. See Regulation S-K, Item 601(b)(10)(ii)(B). In that regard, we note for the Staff that Oxandrin revenues decreased from approximately $47.0 million for year ended December 31, 2006 to $8.4 million for the year ended December 31, 2007 as the result of generic competition beginning in December 2006. In addition, we believe that any number of contract manufacturers can manufacture Oxandrin for us.

*  *  *  *  *

U.S. Securities and Exchange Commission
December 2, 2008

We believe that the above proposed disclosure relate to matters that are not individually or in the aggregate material to investors. In addition, we have carefully considered the desirability and appropriateness of amending the 2007 Form 10-K in order to reflect the revised disclosure described above, and we have determined that any such amendment would, on the whole, be more confusing than useful to investors and others. Accordingly, we respectfully submit that the goal of improved disclosure will be served best by including the revised disclosures in the 2008 Form 10-K and in subsequent filings as appropriate. Because we will be a “large accelerated filer” during 2009, we will be required to file the 2008 Form 10-K on or before March 1, 2009.

Lastly, as requested by the Staff, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the 2007 Form 10-K;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you require additional information, please telephone either the undersigned at (732) 565-4705, or Graham Robinson of WilmerHale, our outside counsel, at (617) 526-6571.

Very truly yours,

/s/ Philip K. Yachmetz

Philip K. Yachmetz

Attachments

cc:	Brian J. Hayden, Savient Pharmaceuticals, Inc.
Graham Robinson, WilmerHale